UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

FIRST COMMUNITY BANCORP

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

31983B101

(CUSIP Number)

John M. Eggemeyer, III

6051 El Tordo

Rancho Santa Fe, CA 92067

(858) 756-8300

with a copy to:

William R. Moody

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067

(858) 756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31983B101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners Fund I, LP Federal ID No.: 36-4073941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,480 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,480 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,480

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN (limited partnership)

(1)           Power is exercised through its sole general partner, Castle Creek Capital LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners Fund IIa, LP Federal ID No. 68-0415156

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 973,505

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 973,505

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 973,505

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person (See Instructions) PN (limited partner)

(1)           Power is exercised through its sole general partner, Castle Creek Capital LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners Fund IIb, LP Federal ID No.: 68-0415157

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 411,210

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 411,210

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 411,210

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) PN (limited partnership)

(1)           Power is exercised through its sole general partner, Castle Creek Capital LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital LLC Federal ID No.: 36-4073477

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,386,196 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,386,196 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,386,196 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)           Power is exercised through its controlling members, Eggemeyer Advisory Corp and WJR Corp

(2)           Solely in its capacity as sole general partner of Castel Creek Capital Partners Fund I,, LP; Castle Creek Capital Partners Fund IIa, LP; and Castle Creek Capital Partners Fund IIb, LP

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eggemeyer Advisory Corp Federal ID No.: 36-4104569

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,386,196 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,386,196 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,386,196 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) CO (corporation)

(1)                                  Power is exercised through its sole shareholder and President, John M. Eggemeyer, III

(2)                                  In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund I, LP; Castle Creek Capital Partners Fund IIa, LP; and Castle Creek Capital Partners Fund IIb, LP

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Eggemeyer, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United State of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 442,158 (1)

	8.	Shared Voting Power 1,413,795 (2)

	9.	Sole Dispositive Power 442,158 (1)

	10.	Shared Dispositive Power 1,413,795 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,855,953 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4%

14.	Type of Reporting Person (See Instructions) IN (individual)

(1)	Consists of 439,592 shares owned by Mr. Eggemeyer and 2,566 shares for which Mr. Eggemeyer is the sole trustee.
(2)

Consists of 1,386,196 shares for which power is exercised as President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members and 27,599 shares under the First Community Bancorp Directors Deferred Compensation Plan. Power is shared with William J. Ruh as Executive Vice President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WJR Corp Federal ID No.: 36-4046499

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,386,196 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,386,196 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,386,196 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) CO (corporation)

(1)	Power is exercised through its sole shareholder and President, William J. Ruh
(2)

In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund I, LP: Castle Creek Capital Partners Fund IIa, LP; and Castle Creek Capital Partners Fund IIb, LP

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William J. Ruh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 62,963 (1)

	8.	Shared Voting Power 1,386,196 (2)

	9.	Sole Dispositive Power 62,963 (1)

	10.	Shared Dispositive Power 1,386,196 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,159 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)	Consists of 59,963 shares owned directly and 3,000 shares for which Mr. Ruh is the sole trustee
(2)

Consists of 1,386,196 shares for which power is exercised as Executive Vice President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members. Power is shared with John M. Eggemeyer, III as President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D jointly filed by Castle Creek Capital Partners Fund I, LP; Castle Creek Capital Partners Fund IIa, LP; Castle Creek Capital Partners Fund IIb, LP; Castle Creek Capital LLC; Eggemeyer Advisory Corp; John M. Eggemeyer, III; WJR Corp.; and William J. Ruh on December 11, 2001, as previously amended and supplemented by Amendment No. 1 filed on February 13, 2002; Amendment No. 2, filed on July 26, 2002; Amendment No. 3 filed on August 1, 2002 (as amended and supplemented, the “Schedule 13D”); and Amendment No. 4 filed on August 10, 2005 with respect to the common stock, with no par value, (the “Common Stock”) of First Community Bancorp, a California corporation with its principal executive offices at 6110 El Tordo, Rancho Santa Fe, CA 92067 (the “Issuer”). All capitalized terms used in this Amendment that are not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer

Item 2.  Identity and Background

Item 3 of this statement on Form 13D is hereby amended by adding the following:

Item 3.  Source and Amount of Funds or Other Consideration

Since the filing of Amendment No. 4, John M. Eggemeyer III has purchased the following shares into the Director’s deferred compensation plan (which provide shared voting and dispositive power):

Date	Shares Purchased	Price per Share	Aggregate Price

Sept. 16, 2005	720	46.18	33,250

Item 4.  Purpose of Transaction

On December 1, 2005, Castle Creek Capital Partners Fund I, LP, distributed 644,182 shares of the Issuer to the partners of Fund I.  There are 67 investors in Fund I.

Item 5 of this statement on Form 13D is hereby amended and restated in its entirety as follows:

Item 5.  Interest in Securities of the Issuer

(a)(i) For each Reporting Person, as of December 1, 2005, the aggregate number of shares of Common Stock owned and the corresponding percentage of the total outstanding commons Stock of the Issuer is as follows (all percentages are based on 17,911,660 shares of Common Stock outstanding):

John M. Eggemeyer III

John M. Eggemeyer beneficially owns 1,855,953 shares of Common Stock which equals approximately 10.4% of the Issuers’ outstanding Common Stock. Mr. Eggemeyer’s sole beneficial ownership includes 350,092 shares owned directly, 2,566 shares for which he is the sole trustee, and 89,500 shares underlying stock options. Mr. Eggemeyer’s shared beneficial ownership of 1,413,795 shares includes 1,386,196 shares beneficially owned as sole stockholder of Eggemeyer Advisory Corp. and 27,599 shares subject to the First Community Bancorp Directors Deferred Compensation Plan.

Eggemeyer Advisory Corp.

Eggemeyer Advisory Corp., as a controlling member of Castle Creek Capital LLC, beneficially owns 1,386,196 shares of Common Stock which equal approximately 7.7% of the Issuer’s outstanding Common Stock.

William J. Ruh

William J. Ruh beneficially owns 1,449,159 of Common Stock which equals approximately 8.1% of the Issuers’ outstanding Common Stock. Mr. Ruh’s sole beneficial ownership includes 59,963 shares owned directly, and 3,000 shares for which he is the sole trustee.. Mr. Ruh’s shared beneficial ownership of 1,386,196 shares includes 1,386,196 shares beneficially owned as sole stockholder of WJR Corp.

WJR Corp

WJR Corp., as a controlling member of Castle Creek Capital LLC, beneficially owns 1,386,196 shares of Common Stock which equal approximately 7.7% of the Issuer’s outstanding Common Stock

Castle Creek Capital LLC

Castle Creek Capital LLC as the sole general partners of Fund I, Fund IIa, and Fund IIb beneficially owns 1,386,196 shares of Common Stock which equals approximately 7.7% of the Issuers outstanding Common Stock.

Castle Creek Capital Partners Fund I, LP

Castle Creek Capital Partner Fund I, LP beneficially owns 1,480 shares of Common Stock which equals approximately 0.0% of the Issuer’s outstanding Common Stock.

Castle Creek Capital Partners Fund IIa, LP

Castle Creek Capital Partner Fund IIa, LP beneficially owns 973,505 shares of Common Stock which equals approximately 5.4% of the Issuer’s outstanding Common Stock.

Castle Creek Capital Partners Fund IIb, LP

Castle Creek Capital Partner Fund IIb, LP beneficially owns 411,210 shares of Common Stock which equals approximately 2.3% of the Issuer’s outstanding Common Stock.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or share power to dispose or to direct the disposition>

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
John M. Eggemeyer III	442,158	1,413,795	442,158	1,413,795
Eggemeyer Advisory Corp	0	1,386,196	0	1,386,196
William J. Ruh	62,963	1,386,196	62,963	1,386,196
WJR Corp	0	1,386,196	0	1,386,196
Castle Creek Capital LLC	1,386,196	0	1,386,196	0
Castle Creek Capital Partners Fund I, LP	1,480	0	1,480	0
Castle Creek Capital Partners Fund IIa, LP	973,505	0	973,505	0
Castle Creek Capital Partners Fund IIb, LP	411,210	0	411,210	0

(c) The following is a list of the transactions in the shares of the Common Stock effected by the Reporting Persons during the past 60 days:

John M. Eggemeyer received 105,013 shares in a distribution from Castle Creek Capital Partners Fund I on December 1, 2005.

William J. Ruh received 10,343 shares in a distribution from Castle Creek Capital Partners Fund I on December 1, 2005.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 Agreement of Joint Filing

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

CASTLE CREEK CAPITAL PARTNERS FUND I, P
By:	Castle Creek Capital, LLC
General Partner

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President

CASTLE CREEK CAPITAL PARTNERS FUND IIa, LP
By:	Castle Creek Capital, LLC
General Partner

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President

CASTLE CREEK CAPITAL PARTNERS FUND IIb, LP
By:	Castle Creek Capital, LLC
General Partner

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President

CASTLE CREEK CAPITAL, LLC

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President